So 3/6/03



03002349

UNITED STATES
...TIES AND EXCHANGE COMMISSION 3-3C3
Washington, DC 20549

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**...NUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER

8-051260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **U.S. INVESTORS, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__8400 WESTPARK DRIVE., SUITE 111__
                                (No. and Street)

__MCLEAN__   __VA__   __22101-3522__
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__DIXIE BUTLER__   __(703) 356-0006__
                                            (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RECD S.E.C.
FEB 28 2003
835

__WILLIAM BATDORF & COMPANY, P.C.__
           (Name- *if individual, state last, first, middle name*)

__1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
      ⊠ Certified Public Accountant
      ☐ Public Accountant
      ☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 1 8 2003

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not*
                               required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___DIXIE BUTLER_____, swear (or affirm) that, to
the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of
___U.S. INVESTORS, INC._____, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither
the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as
that of customer, except as follows:

_____

_____

_____

_____
Signature

President

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

Ms. Dixie Butler, President
U.S. Investors, Inc.:

We have audited the accompanying statement of financial condition of U.S. Investors, Inc. (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of U.S. Investors, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 25, 2003

<u>U.S. INVESTORS, INC.</u>

<u>STATEMENT OF FINANCIAL CONDITION</u>

<u>AS OF DECEMBER 31, 2002</u>

<u>ASSETS</u>

Current Assets	
Cash and cash equivalents	$ 19,957
Prepaid expenses	820
Total Assets	$ <u>20,777</u>

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities	$ <u>2,500</u>
Stockholder's Equity	
Common stock (no par value; 1,500 shares	
authorized, 100 shares issued, and outstanding)	20,000
Retained earnings	(<u>1,723</u>)
Total Stockholder's Equity	<u>18,277</u>
Total Liabilities and Stockholder's Equity	$ <u>20,777</u>

See accompanying notes to financial statements.

U.S. INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

U.S. Investors, Inc. (Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in 1998 and commenced business as a broker-dealer in 1999.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the brokerage industry.

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. At December 31, 2002, the Company had $10,271 in money market mutual fund.

NOTE 3 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Butler Financial, Inc. through common stock ownership and control. The two companies have an arrangement whereby they share certain administrative costs. During the year the Company received $12,000 from Butler Financial, Inc. under this agreement.

(Continued)

U.S. INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2002

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's aggregate indebtedness to net capital as of December 31, 2002, was .14 to 1. At December 31, 2002, the Company had net capital of $17,252 which was $12,252 in excess of its required net capital of $5,000.

NOTE 6 - OTHER REGULATORY REQUIREMENTS

During 2002 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
U.S. Investors, Inc.

In planning and performing our audit of the financial statements of U.S. Investors, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

February 25, 2003